UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934

                              (Amendment Number 11)


                                    YP Corp.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    987824109
             -------------------------------------------------------
                                 (CUSIP Number)


                                 Ilse F. Cooper
                         Woods Centre, Friar's Hill Road
                                   Suite 1407
                         St. John's Antigua, West Indies
                                 (268) 562-1122
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  October 19, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other Parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAMES OF REPORTING PERSONS

      Ilse F. Cooper
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS *

      OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
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NUMBER OF            7.    SOLE VOTING POWER
SHARES
BENEFICIALLY               -0- Shares
OWNED BY             -----------------------------------------------------------
EACH                 8.    SHARED VOTING POWER
REPORTING
PERSON WITH                1,661,434 Shares
                     -----------------------------------------------------------
                     9.    SOLE DISPOSITIVE POWER

                           -0- Shares
                     -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER

                           1,661,434 Shares
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,661,434 Shares
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                             |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      3.41%
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14.   TYPE OF REPORTING PERSON

      IN
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--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      Morris & Miller, Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS *

      OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Antigua and Barbuda
--------------------------------------------------------------------------------
NUMBER OF            7.    SOLE VOTING POWER
SHARES
BENEFICIALLY               -0- Shares
OWNED BY             -----------------------------------------------------------
EACH                 8.    SHARED VOTING POWER
REPORTING
PERSON WITH                1,661,434 Shares
                     -----------------------------------------------------------
                     9.    SOLE DISPOSITIVE POWER

                           -0- Shares
                     -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER

                           1,661,434 Shares
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,661,434 Shares
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                             |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      3.41%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

      This amendment (the "Amendment") amends and supplements the Statement on
Schedule 13D, (the "Original Statement"), previously filed with the Securities and Exchange Commission (the "SEC") on April 7, 1999, by Morris & Miller, Ltd., an Antigua and Barbuda corporation ("Morris & Miller").

      This Amendment is being filed by Ilse F. Cooper, an Individual, together with Morris & Miller (together, the "Reporting Persons"), with respect to their beneficial ownership of the common stock (the "Common Stock" or the "Shares"), Par Value $0.001 per share, of YP Corp., a Nevada corporation, formerly known as RIGL Corporation (the "Issuer").

ITEM 1. SECURITY AND ISSUER

      This Amendment relates to the Shares of the Issuer, which has its principal offices at 4840 East Jasmine Street, Suite 105, Mesa, Arizona.

ITEM 2. IDENTITY AND BACKGROUND

      (a)

      This Amendment is being filed by Morris & Miller. Morris & Miller was formed for the purpose of acquiring and managing assets.

      This Amendment is also being filed by Ilse F. Cooper for Morris & Miller and on behalf of herself as well. Since Ms. Cooper serves as the Managing Director of Morris & Miller, she may be deemed to control, directly or indirectly, Morris & Miller and to beneficially own the shares of Common Stock being reported on this Amendment by Morris & Miller.

      Ms. Cooper is also the Managing Director of Mathew and Markson, Ltd., another corporation which is a Direct Owner of shares of the Common Stock of the Issuer. However, Ms. Cooper, for Morris & Miller and for Mathew and Markson, Ltd. and on behalf of herself as well, hereby declares that the filing of the Original Statement and this Amendment shall not be construed as an admission that Mathew and Markson, Ltd. is a beneficial owner of the shares of Common Stock of the Issuer covered by the Original Statement and this Amendment, or that Morris & Miller is a beneficial owner of the shares of Common Stock of the Issuer covered by any Statements and Amendments which may be filed by Mathew and Markson, Ltd. on Schedule 13D.

      (b)

                        Information as to Ilse F. Cooper

      Name:                     Ilse F. Cooper

      State of Residence:       Antigua, West Indies

      Principal Business:       Investor

      Address of
      her Principal Business:   Woods Centre, Friar's Hill Road
                                Suite 1407
                                St. John's Antigua, West Indies

      Address of
      her Principal Office:     Woods Centre, Friar's Hill Road
                                Suite 1407
                                St. John's Antigua, West Indies

      Convictions
      in the last 5 years:      None

      Securities law
      violations
      in the last 5 years:      None

                     Information as to Morris & Miller, Ltd.

      Name:                     Morris & Miller, Ltd.

      State of Incorporation:   Antigua and Barbuda

      Principal Business:       Investments

      Address of
      its Principal Business:   Woods Centre, Friar's Hill Road
                                Suite 1407
                                St. John's Antigua, West Indies

      Address of
      its Principal Office:     Woods Centre, Friar's Hill Road
                                Suite 1407
                                St. John's Antigua, West Indies

      Convictions
      in the last 5 years:      None

      Securities law
      violations
      in the last 5 years:      None

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As was reflected in a schedule 13D filed in February 2, 2006 (Amendment Number 10), as of July 25, 2004, Morris and Miller held 3,661,434 shares of the Issuer's Common Stock. On October 19, 2006, Morris and Miller sold 2,000,000 shares of the Issuer's Common Stock.

      Therefore, this Amendment No. 11 is being filed to indicate that as of October 11, 2006, Morris & Miller held 1,661,434 Shares of the Issuer's Common Stock, as follows:

Prior Balance - 3,661,434 Shares


(Disposition) - 2,000,000 Shares


New Balance   - 1,661,434 Shares

ITEM 4. PURPOSE OF TRANSACTION

      The Shares were originally acquired by the Reporting Persons for investment purposes. The Reporting Persons acquired the Shares in order to obtain a substantial equity position in the Issuer based on the Reporting Persons' belief that the Common Stock represented an attractive investment opportunity.

      The purpose of this transaction was to sell 2,000,000 shares.

      Depending upon overall market conditions, or other investment opportunities available to the Reporting Persons in the Issuer, or through the availability of additional Shares at attractive prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons anticipate that, from time to time, they may communicate with the Issuer regarding the composition of Management and the Issuer's business and strategic opportunities, and they may identify to the Issuer such strategic opportunities and alternatives to be considered by the Issuer.

      Other than as set forth in this Amendment, and as of the date it should have been filed, neither of the Reporting Persons has any plans or proposal that relate to or would result in any of the results specified in Paragraphs (a) through (j) of ITEM 4 of this Amendment. However, on or about October 17, 2005, the Reporting Persons filed a Shareholder's Proposal seeking a change in control. Subsequently, the Reporting Persons determined to withdraw this proposal.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Aggregate number of shares:

      The Reporting Persons beneficially own an aggregate of 1,661,434 shares of Common Stock of the Issuer representing approximately 3.41% of the issued and outstanding shares of Common Stock of the Issuer.

      The percentage ownership of the Reporting Persons in the Issuer's Common Stock is based on 48,731,594 issued and outstanding shares of the Common Stock as of August 1, 2006, as reported by the Issuer in its Report on Form 10-QSB for the quarter ended June 30, 2005.

      Since Ms. Cooper may be deemed to control, directly or indirectly, Morris & Miller, she may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, she may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the Shares held by Morris & Miller.

      (b) Number of shares with sole voting and disposition power:

      Morris & Miller directly owns the Shares and has the power to vote or direct the vote and to dispose or direct the disposition of the Shares.

      Since Ms. Cooper may be deemed to control, directly or indirectly, Morris & Miller, she may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of the Shares, and she may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares of Common Stock held by Morris & Miller.

      (c) Transactions effected during the last sixty days:

      None.

      (d) Other Persons with the right to receive or the power to direct the receipt of dividends:

      Although Ms. Cooper and her sister, Ms. Anita Bachman, jointly own Morris & Miller, and although Ms. Cooper and her sister have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by Morris & Miller, Ms. Cooper serves as the Managing Director of Morris & Miller.

      (e) Date on Which Reporting Persons cease being 5% Beneficial Owners:

      October 19, 2006

ITEMS 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

      Ms. Cooper provides management services to Morris & Miller in her capacity as the Managing Director of Morris & Miller. There is no formal or written Management Agreement between Morris & Miller and Ms. Cooper.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A - Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Name of Reporting Person                                             Date

MORRIS & MILLER, LTD.


By: /s/ Ilse F. Cooper                                          October 24, 2006
    ---------------------------------
    Ilse F. Cooper, Managing Director


ILSE F. COOPER


By: /s/ Ilse F. Cooper                                          October 24, 2006
    ---------------------------------
    Ilse F. Cooper

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned agree that this Amendment, dated January 31, 2006, relating to the Common Stock of YP Corp., shall be filed on behalf of the undersigned.

Name of Reporting Person                                             Date

MORRIS & MILLER, LTD.


By: /s/ Ilse F. Cooper                                          October 24, 2006
    ---------------------------------
    Ilse F. Cooper, Managing Director


ILSE F. COOPER


By: /s/ Ilse F. Cooper                                          October 24, 2006
    ---------------------------------
    Ilse F. Cooper